Form 51-102F3
Material Change Report
Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change November 7, 2007
Item 3	News Release The news release dated November 7, 2007 was disseminated through Marketwire using several broad distribution networks in North America and the United Kingdom.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that project resources have again increased at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico.  The increased resource is now comprised of measured and indicated silver resources totalling 383.1 million ounces, an increase of 32.7 million ounces, and inferred silver resources of 193.2 million ounces.  All of the silver resource increase is in the Breccia Ridge Zone where infill drilling has been the priority.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated November 7, 2007.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 7th day of November, 2007

November 7, 2007	News Release 07-20

INFILL DRILLING INCREASES PITARRILLA’S
INDICATED SILVER RESOURCES BY 32.7 MILLION OZ.

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that project resources have again increased at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico. The increased resource is now comprised of measured and indicated silver resources totalling 383.1 million ounces, an increase of 32.7 million ounces, and inferred silver resources of 193.2 million ounces. All of the silver resource increase is in the Breccia Ridge Zone where infill drilling has been the priority.

 Pitarrilla Silver Resource Summary – November 2007

Category	Tonnes (in millions)	Silver Grade (in g/tonne)	Silver Grade (in oz/ton)	Contained Silver (in millions of oz)
Measured	27.2	120.6	3.5	105.5
Indicated	106.6	81.0	2.4	277.6
Inferred	76.2	78.9	2.3	193.2

The above block model resource estimate is based on a cut-off grade of 40 grams of silver per tonne in all zones with the exception of the Breccia Ridge Zone which used a cut-off grade of 40 grams of silver-equivalent per tonne.

Silver and base metal mineralization at Breccia Ridge is hosted in large breccia zones near surface and replacement zones in a basal conglomerate and on the margins of high angle rhyolite dikes. The Breccia Ridge Zone, which contains about 53% of the silver resources at Pitarrilla, also hosts indicated resources containing 1.4 billion pounds of zinc and 0.5 billion pounds of lead; and inferred resources containing 1.3 billion pounds of zinc and 0.7 billion pounds of lead.

Breccia Ridge Resource Summary – November 2007

Category	Tonnes (in millions)	Silver Grade (in g/t)	Zinc (in %)	Lead (in %)	Copper (in %)	Silver Grade (in oz/ton)	Contained Silver (in millions of oz)
Indicated	71.0	65.2	0.88	0.32	0.03	1.9	148.9
Inferred	64.9	74.6	0.91	0.46	0.05	2.2	155.8

Within the Breccia Ridge Zone, there is a higher grade resource based on a cut-off of 180 grams of silver-equivalent per tonne.

Breccia Ridge 180 g/t Ag-Eq Summary – November 2007
Category	Tonnes (in millions)	Silver Grade (in g/t)	Zinc (in %)	Lead (in %)	Copper (in %)	Silver Grade (in oz/ton)	Contained Silver (in millions of oz)
Indicated	13.2	130.3	2.41	0.66	0.07	3.8	55.3
Inferred	18.2	146.9	1.74	0.81	0.10	4.3	85.9

Silver-equivalent grades were calculated using US$7.00/oz silver, US$0.65/lb zinc and US$0.37/lb lead.

This block model resource estimate for Pitarrilla is based on 121,276 meters of drilling, comprised of 244 diamond drill holes totalling 100,719 meters and 186 reverse circulation holes totalling 20,557 meters. It was prepared using available assay data up to Hole PD-244, while the most recently completed hole is PD-281.

Five diamond drill rigs are presently working on infill drilling on Breccia Ridge and a sixth rig is drilling step-outs. Drilling at Pitarrilla will continue into 2008 and a further resource estimate is expected in the first half of 2008.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

With the increase in resources at Pitarrilla, Silver Standard continues to have the largest published silver resource of any publicly traded silver company, now totalling:

Silver Reserve and Resource Summary – November 2007
Silver bullion	1.95 million ounces
Silver reserves **
Proven and probable	107.1 million ounces
Silver resources
Measured	169.5 million ounces
Indicated	582.8 million ounces
Inferred	617.2 million ounces
** Reserves based on US$5.35/oz silver, $2.75/lb tin and $0.42/lb zinc.

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis).  All samples were analyzed using four acid digestion with ICP finish.  Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and  mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.   We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.